UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 1, 2021, BeyondSpring Inc. (the “Company”, “we” or “us”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

We expect our cash, cash equivalents, and short-term investments balance as of September 30, 2021 to be $91.6 million, representing an increase of $15.3 million from June 30, 2021. Our independent registered public accountants have not completed their review or procedures with respect to this financial information and accordingly do not express an opinion or any other form of assurance with respect thereto. This information could change as a result of further review.

The estimated cash balance described above is preliminary because our financial closing procedures for the three months ended September 30, 2021 are not yet complete and, as a result, final results upon completion of our closing procedures may vary from our preliminary estimates. The estimated cash balance was prepared by our management in connection with preparation of our financial statements and completion of the interim period review. Additional items that would require material adjustments to the preliminary financial information may be identified. Such preliminary results are subject to change, and we undertake no obligation to update this information.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contains certain quotes by the co-founder, CEO and chairwoman of BeyondSpring Inc., is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639, File No. 333-249816 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: December 1, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated December 1, 2021.